RIPPLE LAKE DIAMONDS INC.
Suite 305 - 595 Howe Street Vancouver, British Columbia
Canada V6C 2T5
Phone (604) 484-8264

October 19, 2005

Mr. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Ripple Lake Diamond Inc.
Form 20-F
File No. 0-51236

Dear Mr. Schwall:

In response to your letter dated October 14, 2005, please be advised that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

-	Staff comments or changes to disclose in response to staff comments do not foreclose the
Commission from taking any action with respect to the filing;

-	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ Robert Lipsett
Robert Lipsett, President
Ripple Lake Diamonds Inc.